Westminster Research Associates LLC

Statement of Financial Condition
December 31, 2024

(SEC I.D. No. 8-28900)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS

FORM X-17A-5

PART III

FACING PAGE

SEC FILE NUMBER
8-28900

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2024_____ AND ENDING _____12/31/2024_____

MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**Westminster Research Associates LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22 Vanderbilt Avenue, 20th Floor

_____

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melissa Bowen-Farsewicz	**646-690-3241**	**Melissa.Bowen@tdsecurities.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

_____

(Name – if individual, state last, first, and middle name)

One Manhattan West	**New York**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.



Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Bowen-Farsewicz, affirm that, to the best of my knowledge and belief, the financial report pertaining to Westminster Research Associates LLC as of December 31, 2024, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH CRAIN NOTARY PUBLIC WAKE COUNTY, NC

Melissa Bowen-Farsewicz – Chief Financial Officer

Notary Public

EXPIRES: AUGUST 3, 2028

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (z) Other:

_____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Westminster Research Associates LLC
Contents
As of December 31, 2024



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Officers of Westminster Research Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

March 3, 2025

Westminster Research Associates LLC

Statement of Financial Condition

As of December 31, 2024

(In thousands of dollars, except where noted)

Assets

Cash	$	13,057
Cash segregated under federal regulations		93,529
Receivables from brokers		47,065
Prepaid research, net of allowance of $62		7,074
Capitalized software costs		4,923
Other assets		212
Total assets	$	165,860

Liabilities and Member's Equity

Liabilities

Commission management payables	$	110,375
Due to related parties		1,351
Accrued expenses and other liabilities		799
Total liabilities		112,525
Member's equity		53,335
Total liabilities and member's equity	$	165,860

The accompanying notes are an integral part of these statement of financial condition.

Westminster Research Associates LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars, except where noted)

1. Organization and Business

Westminster Research Associates LLC (the "Company"), a Delaware single member limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") which operates under the Securities Exchange Act of 1934 ("SEA") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's Designated Examining Authority. The Company is an indirect wholly-owned subsidiary of Cowen Execution Holdco LLC ("Parent"), which is an indirectly wholly-owned subsidiary of Cowen Inc. Cowen Inc. indirectly wholly-owned subsidiaries of The Toronto-Dominion Bank (the "Bank"), a bank chartered under the Bank Act (Canada).

The Company's principal operations include providing access to investment research and commission management solutions to U.S. and international institutional investors and commission recapture services to pension plan sponsor clients. The Company does not execute, clear or settle securities trades. Revenues are primarily derived from commission sharing arrangements ("CSA") with various brokers on their securities transactions.

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (refer to Note 7 "Regulatory Requirements", for additional information and disclosures), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segments, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Use of Estimates
The preparation of the accompanying statement of financial condition, in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit at BMO Harris Bank N.A.

Cash Segregated Under Federal Regulations
Cash segregated under federal regulations consists of cash deposited in special bank accounts for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. Cash segregated under federal regulations is concentrated at BMO Harris Bank N.A.

Westminster Research Associates LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars, except where noted)

Allowance for Credit Losses

The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 prescribes the impairment model for certain financial assets by requiring a current expected credit loss methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control. The allowance for credit losses was not material for the period presented.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

All of the Company's financial instruments are carried at fair value or amounts that approximate fair value. These financial instruments are classified as Level 2.

Receivables from Brokers

Receivables from brokers consists of commissions related to commission management arrangements. The Company receives a gross commission from various brokers which is used to fund the commission management arrangements, less the portion retained as income to the Company.

Prepaid Research, Net of Allowance

A prepaid research asset is established for research and related services disbursed in advance of anticipated client commission volumes.

Westminster Research Associates LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars, except where noted)

Other Assets

Other assets consist primarily of prepaid taxes to the Australian Taxation Office on behalf of the Company's Australian customers and services paid by the Company that will be reimbursed directly from its customers.

Commission Management Payables

Commission management payables are portions of gross commissions received from various brokers that are accrued for the purpose of the Company's institutional clients to pay for research products under Section 28(e) of the SEA or other services provided by third parties.

Income Taxes

The Company is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by Toronto Dominion Holdings USA Inc a wholly-owned subsidiary of the Bank. Cowen Inc. elected not to allocate the consolidated amount of the current and deferred tax expenses to its disregarded subsidiaries, including the Company.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities primarily consist of accrued audit fees, accrued bonus and tax payables.

Accrued compensation includes accruals for estimated discretionary cash bonuses. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance. Share-based compensation as of December 2024 was immaterial.

Recent Pronouncements

There are no recently issued or recently adopted pronouncements that are expected to have an impact to the Company's statement of financial condition.

3. Segregated Cash

As of December 31, 2024, cash segregated under federal regulations of $93,529 in a Special Reserve Bank Account for the exclusive benefit of customers under SEA Rule 15c3-3.

4. Commission Management Payable

The Company accepts commission sharing trades from related and third-party brokers on behalf of their institutional clients to be used for future payments of research related expenses provided by third parties. As of December 31, 2024, the Company had accrued commission sharing payable of $110,375 on the statement of financial condition.

5. Member's Equity

In January 2024, the Company made a cash capital distribution to the Parent of $2,000.

Westminster Research Associates LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars, except where noted)

6. Contingencies

In accordance with ASC Topic 450, Disclosure for Certain Loss Contingencies, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (the "Company and Related Parties") can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, foreign and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of management, the likelihood of liability is not probable nor reasonably estimable.

7. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method and is required to maintain minimum net capital as defined in (a)(1)(ii) of SEA Rule 15c-3-1(a), equal to the greater of $250 or 2% of aggregate debits arising from customer transactions. As of December 31, 2024, the Company's net capital was $19,820, which was $19,570 in excess of its minimum net capital requirement. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

8. Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties.

Payables to related parties is presented net on the statement of financial condition, These amounts settle in the ordinary course of business. Certain amounts are settled net with Cowen Services Company, LLC ("CSC" pursuant to a netting agreement in place between the Company and certain affiliates.

Balances with related parties included in the statement of financial condition are as follows:

	December 31, 2024
Assets	
Receivables from Brokers	$ 361
Liabilities	
Due to related parties	$ 1,351

Revolving Credit Agreement

Cowen Inc. entered into a revolving credit facility with TD Holdings. Amounts drawn under the facility bear interest at agreed upon benchmark rates plus applicable spreads. Capital received under this facility and associated interest expenses are subsequently allocated to certain subsidiaries of Cowen Inc., including the Company.

The Company's unsettled portions of the interest payable are recorded in Due to related parties on the statement of financial condition.

Support Arrangements

Under a master service agreement between TD Holdings and Cowen Inc., TDSU provides certain administrative, support and other services to the Company and is reimbursed by the Company for these services. Amounts arising from this arrangement are recorded net in Payables to related parties on the financial statement.

The Company previously entered into service level agreements with CSC. Some direct and indirect expenses are paid by CSC or other affiliates through an expense sharing agreement. Indirect expenses are allocated based on time, usage, and/or headcount.

Cowen Execution Services Limited has employees that support the Company's business operations.

Capitalized Software

CSC was the legacy paymaster for the Company. In 2024, the remaining assets were transferred to the Company to align with the business the assets support. The amount of the capitalized software that CSC transferred to the Company in November 2023 was $4,673.

9. Off-Balance Sheet Risk

Concentration of Credit Risk

The Company may maintain cash and cash segregated under federal regulations at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements as of December 31, 2024.

Westminster Research Associates LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(In thousands of dollars, except where noted)

10. Subsequent Events

The Company has evaluated events through March 3, 2025 date the statement of financial condition were issued, and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition.